Exhibit 99.1

Mar. 13, 2015

Malibu Boats, Inc. Announces Commencement of $70.0 Million Modified Dutch Auction Tender Offer for Its Class A Common Stock and Limited Liability Company Interests of Malibu Boats Holdings, LLC

Loudon, Tenn., March 13, 2015 (GLOBE NEWSWIRE) — Malibu Boats, Inc. (Nasdaq: MBUU) (“Malibu Boats” or the “Company”) today announced that it is commencing a modified “Dutch auction” tender offer to purchase for cash (i) shares of its class A common stock, par value $0.01 per share (the “Shares”) and (ii) limited liability company interests of Malibu Boats Holdings, LLC, a Delaware limited liability company (the “LLC” with such limited liability company interests defined as “LLC Units” and collectively with the Shares, the “Securities”), for an aggregate purchase price of not more than $70.0 million (the “Aggregate Purchase Price”). There is no requirement to use a specified portion of the Aggregate Purchase Price to purchase Shares versus LLC Units and the Company will treat Shares and LLC Units equally when allocating the Aggregate Purchase Price.

Pursuant to the tender offer, stockholders and unitholders of the Securities may tender all or a portion of their Securities (1) at a price specified by the tendering stockholder of not less than $21.00 and not more than $23.50 per Share or LLC Unit, as applicable, or (2) without specifying a purchase price, in which case their Securities will be purchased at the purchase price determined in accordance with the tender offer. When the tender offer expires, Malibu Boats will determine the lowest price within the range of prices specified above (the “purchase price”) enabling Malibu Boats to purchase up to $70.0 million in the aggregate of the Securities. Stockholders and unitholders will receive the purchase price in cash, subject to applicable withholding and without interest, for Securities tendered at prices equal to or less than the purchase price, subject to the conditions of the tender offer, including the provisions relating to proration, “odd lot” priority and conditional tenders in the event that the aggregate cost to purchase all of the Securities validly tendered and not validly withdrawn at or below the purchase price exceeds $70.0 million. These provisions are described in the Offer to Purchase and in the Letter of Transmittal relating to the tender offer that will be distributed to stockholders and unitholders. All Securities purchased by the Company will be purchased at the same price. All Securities tendered at prices higher than the purchase price will be promptly returned to stockholders and unitholders, as applicable.

The tender offer will not be conditioned upon any minimum number of Shares or LLC Units being tendered; however, the tender offer will be subject to a number of other terms and conditions specified in the Offer to Purchase, including (i) the closing of an amendment and restatement to the existing credit agreement dated July 16, 2013, by and among Malibu Boats, LLC, the LLC, SunTrust Bank and other lenders and guarantors parties therein, as amended (the “Existing Credit Agreement”), to, among other things, add a term loan facility (the “New Term Loan”) and permit the offer and all related transactions in connection with the offer and (ii) the receipt of gross proceeds (before expenses) by Malibu Boats, LLC of no less than $80.0 million from the New Term Loan (the “Malibu Financing Condition”). The amendment and restatement to the Existing Credit Agreement is currently expected to close and fund at least five business days prior to the Expiration Time substantially concurrently with the Company’s waiver of the Malibu Financing Condition.

The tender offer, withdrawal rights and the proration period will expire at 12:00 midnight, New York City time, on April 9, 2015, unless extended or terminated by Malibu Boats. Tenders of Securities must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer. Georgeson Inc. is acting as information agent for the tender offer. Wells Fargo Securities, LLC is acting as dealer manager for the tender offer. American Stock Transfer & Trust Company, LLC is acting as the depositary for the tender offer.

Each of the Company’s board of directors and the Company, as the LLC’s sole managing member, has authorized the tender offer. However, none of the Company, the Company’s board of directors, the dealer manager, the depositary or the information agent or any of their affiliates makes any recommendation to stockholders and unitholders as to whether to tender or refrain from tendering their Shares or LLC Units or as to the price or prices at which stockholders or unitholders may choose to tender their Securities. The Company has not authorized any person to make any such recommendation. Stockholders and unitholders must make their own decision as to whether to tender their Securities and, if so, how many Shares or LLC Units to tender and the price or prices at which their Securities should be tendered. In doing so, stockholders and unitholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal (as they may be amended or supplemented), including the purposes and effects of the offer. Stockholders and unitholders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

News Release for Informational Purposes Only

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Shares or LLC Units. The offer is being made solely by the Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Stockholders and unitholders are urged to read the Company’s tender offer statement on Schedule TO to be filed contemporaneously with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents will be filed with the SEC, and stockholders and unitholders may obtain them for free from the SEC at its website (www.sec.gov) or from Georgeson Inc., the information agent for the tender offer, by telephone at: (866) 856-4733 (toll-free), via email at malibuboats@georgeson.com or in writing to: 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310.

About Malibu Boats, Inc.

Malibu Boats is a leading designer, manufacturer and marketer of performance sport boats, with the #1 market share position in the United States since 2010. The Company has two brands of performance sport boats, Malibu Boats and Axis Wake Research (Axis). Since inception in 1982, the Company has been a consistent innovator in the powerboat industry, designing products that appeal to an expanding range of recreational boaters and water sports enthusiasts whose passion for boating and water sports is a key aspect of their lifestyle.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by their reference to a future period or periods or by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “may,” “might,” “will,” “would,” “could” or “intend.” These forward-looking statements include, without limitation, statements related to the tender offer of Shares and LLC Units and statements regarding the successful closing of and funding from the Malibu Financing Condition. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in the Company’s filings with the SEC.

CONTACT: Malibu Boats, Inc.

Wayne Wilson

Chief Financial Officer

(865) 458-5478

ICR

John Rouleau/Rachel Schacter

(203) 682-8200

John.Rouleau@icrinc.com

Rachel.Schacter@icrinc.com

Source: Malibu Boats

News Provided by Acquire Media